News Release

ZURICH®

07025090

SUPPL

Zurich closes acquisition of Bristol West Holdings, Inc.

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, July 5, 2007 – Zurich Financial Services Group (Zurich) announces that after having received all the necessary regulatory approvals its subsidiary Farmers Group, Inc. (FGI) has completed the acquisition of 100% of Bristol West Holdings, Inc. on July 3. Bristol West Holdings is specialized in non-standard auto insurance business. The transaction represents an equity value of USD 713.5 million. As part of the transaction, FGI has sold the underlying insurance business to the Farmers Exchanges (which FGI manages but does not own) for USD 370 million. The transaction was first announced on March 2, 2007.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 150 countries.

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 9 2007
WASH, D.C. 160

Your reference File No. 82-5089
Our reference TS/jp
Date 07/05/2007

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 39
Dir. fax +41 (44) 625 08 39
thiemo.sturny@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich closes acquisition of Bristol West Holdings, Inc."

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Thiemo Sturny

Enclosure

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